SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-50290

Mid-State Trust X
(Issuer in respect of the Mid-State Trust X
Asset-Backed Bonds)

(Exact name of registrant as specified in its charter

c/o First Union National Bank, 401 South Tryon Street
Charlotte, NC 28288-1179, (704) 383-9568

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mid-State Trust X Asset-Backed Bonds

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(ii)

Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)

Rule 12h-3(b)(1)(i)	[x]	Rule 15d-6	[x]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Mid-State Trust X has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	January 24, 2002	BY:	First Union National Bank, as Indenture Trustee and on behalf of Mid-State Trust X

BY: /s/ Robert Ashbaugh